

September 7, 2011

<u>Via E-mail</u>
Karl P. Kilb, Esq.
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022

> **Re:** **The Bureau of National Affairs, Inc.**
> **Schedule TO filed by Bloomberg Inc. and Brass Acquisition Corp.**
> **Filed on August 31, 2011**
> **File No. 005-86380**

Dear Mr. Kilb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Certain Information Concerning the Company, page 21

1. We note the disclaimers in the first and third full paragraphs on page 23. While you may include appropriate language about limits on the reliability of information included in your disclosure, you may not disclaim responsibility for its accuracy. Please revise.

Representations and Warranties, page 31

2. We note your disclosure that the representations and warranties were made only for the purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement, and that stockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the

parties. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

3.   We note your disclosure that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the company's public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offering document not misleading.

Conditions of the Offer, page 43

4.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the shares. Please revise the language accordingly. Similar language appears on page 7.

5.   We refer to the disclosure in the next to the last paragraph of this section regarding your failure at any time to assert conditions. Please note that, when a condition is rendered incapable of satisfaction during the offer period, you should promptly inform security holders how you intend to proceed, rather than wait until the expiration date. Please confirm your understanding in your response letter.

Miscellaneous, page 47

6.   In the first sentence of the first paragraph of this section, you state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Given that you appear to be attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and so the language in this first sentence appears overly broad. See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and its management are in possession of all facts relating to the filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Maurice M. Lefkort, Esq.
        Willkie Farr & Gallagher LLP